SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 3)<F1>

                            MTR Gaming Group, Inc.
                               (Name of Issuer)

                  Common Stock, $0.00001 par value per share
                        (Title of Class of Securities)

                                 300 64J 10 8
                                (CUSIP Number)

                          Richard C. Breeden, Trustee
                      The Bennett Funding Group, Inc. and
                    Bennett Management & Development Corp.
                              Two Clinton Square
                           Syracuse, New York  13202
                                (315) 422-9000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 4, 1999
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 5 Pages)
____________________
[FN]
<F1>
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   300 64J 10 8              13D                    Page 2 of 5 Pages



 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Richard C. Breeden, as Trustee

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) / /

 3   SECURITIES USE ONLY


 4   SOURCE OF FUNDS*
          WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    /x/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

 NUMBER OF    7   SOLE VOTING POWER
  SHARES
BENEFICIALLY           948,200
 OWNED BY
   EACH       8   SHARED VOTING POWER
 REPORTING
  PERSON                 0
   WITH
              9   SOLE DISPOSITIVE POWER

                       948,200

             10   SHARED DISPOSITIVE POWER

                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          948,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14   TYPE OF REPORTING PERSON*

          00
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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     The cover page and Items 5 and 6 of the Statement filed pursuant to Rule
13d-1 under Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of The Bennett Funding Group, Inc. ("BFG") and Bennett Management & Development Corp. ("BMDC"), with respect to a reportable event occurring on October 22, 1996, as amended by Amendment No. 1 dated January 20, 1999 and Amendment No. 2 dated January 20, 1999, are amended and restated as set forth herein.


Item 5.   Interest in Securities of the Issuer.

     (a) According to MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, there were 20,855,775 shares of Common Stock issued and outstanding as of November 9, 1998. The total number of shares beneficially owned by the Estate and by the Trustee, after the transactions described in Item 5(c) below, is 948,200 shares, representing approximately 4.5% of the total issued and outstanding shares of Common Stock.

     (b) After the transactions described in Item 5(c) below, the Trustee has sole power to vote or direct the vote as to 948,200 shares and sole power to dispose or direct the disposition of 948,200 shares.

     (c) The Trustee disposed of a total of 581,800 shares of Common Stock as follows:


                                           Price
Number of Shares      Date Sold            Per Share   Manner

         9,000        November 17, 1998    $2.3958     open market sale
        10,000        November 18, 1998    $2.3750     open market sale
        10,600        November 20, 1998    $2.5059     open market sale
        12,500        November 25, 1998    $2.5060     open market sale
         6,000        November 27, 1998    $2.5885     open market sale
        10,000        November 30, 1998    $2.5625     open market sale
         5,000         December 1, 1998    $2.4375     open market sale
         9,000         December 1, 1998    $2.3958     open market sale
         1,700         December 2, 1998    $2.4375     open market sale
         9,000         December 3, 1998    $2.3750     open market sale
        10,000         December 9, 1998    $2.3400     open market sale
         2,000        December 10, 1998    $2.3438     open market sale
        16,000        December 11, 1988    $2.3750     open market sale
        12,500        December 16, 1998    $2.1250     open market sale
        13,000        December 17, 1998    $2.1538     open market sale
        37,000        December 18, 1998    $2.3378     open market sale
        20,000        December 21, 1998    $2.3547     open market sale
        15,000        December 22, 1998    $2.2940     open market sale
         8,500        December 23, 1998    $2.3879     open market sale
        22,500         January 15, 1999    $2.3125     open market sale
        15,000         January 19, 1999    $2.2658     open market sale
        10,000         January 20, 1999    $2.3156     open market sale
         6,000         January 21, 1999    $2.2552     open market sale
         5,000         January 22, 1999    $2.2250     open market sale
        16,000         January 25, 1999    $2.1895     open market sale
        28,000         January 26, 1999    $2.2154     open market sale
        29,000         January 27, 1999    $2.2263     open market sale
        25,000         January 28, 1999    $2.2613     open market sale
        29,100         January 29, 1999    $2.2652     open market sale
        25,000         February 1, 1999    $2.2825     open market sale
         8,300         February 2, 1999    $2.3031     open market sale
        33,000         February 3, 1999    $2.2509     open market sale
        30,000         February 4, 1999    $2.2500     open market sale
        21,000         February 5, 1999    $2.2902     open market sale
        40,000         February 8, 1999    $2.3125     open market sale
         7,000         February 9, 1999    $2.3125     open market sale
        13,100        February 10, 1999    $2.2500     open market sale
         2,000        February 11, 1999    $2.2500     open market sale

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     (d)  Not applicable.

     (e) The Estate and the Trustee ceased to be the beneficial owners of five percent of MTR's Common Stock on February 4, 1999.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Amendment of Construction Loan Agreement, dated September 19, 1996, among the Trustee, MPI and MTR, grants the Trustee certain registration rights relating to the shares of MTR issued pursuant to the Construction Loan Agreement, to the extent the public sale of such shares is restricted.
















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                                   SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  February 12, 1999


                                           /s/ Richard C. Breeden
                                    ---------------------------------------
                                    Name:  Richard C. Breeden, as Trustee




























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